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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------
                                 SCHEDULE 14D-1
                                (Amendment No. 2)
                             Tender Offer Statement
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                            ------------------------
                                Pennzoil Company
                            (Name of Subject Company)
                            ------------------------
                       Union Pacific Resources Group Inc.
                              Resources Newco, Inc.
                                    (Bidders)
                            ------------------------
                   Common Stock, par value $0.83 1/3 per Share
           (Including the Associated Preferred Stock Purchase Rights)
                         (Title of Class of Securities)
                            ------------------------
                                   709903 10 8
                      (CUSIP Number of Class of Securities)
                            ------------------------
                           Joseph A. LaSala, Jr., Esq.
                  Vice President, General Counsel and Secretary
                       Union Pacific Resources Group Inc.
                                801 Cherry Street
                             Fort Worth, Texas 76102
                            Telephone: (817) 877-6000
                 (Name, Address and Telephone Number of Persons
     Authorized to Receive Notices and Communications on Behalf of Bidders)

                                   Copies To:

Howard L. Shecter, Esq.               Paul T. Schnell, Esq.
Morgan, Lewis & Bockius LLP           Skadden, Arps, Slate, Meagher & Flom LLP
101 Park Avenue                       919 Third Avenue
New York, NY 10178-0060               New York, NY 10022-3897
Telephone: (212) 309-6384             Telephone: (212) 735-3000
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         This Amendment No. 2 amends the Tender Offer Statement on Schedule
14D-1 filed on June 23, 1997 (the 'Schedule 14D-1') by Union Pacific Resources Group Inc., a Utah corporation ('UPR'), and Resources Newco, Inc., a Delaware corporation and a wholly owned subsidiary of UPR (the 'Purchaser', and together with UPR, the 'Bidders'), with respect to Purchaser's offer to purchase up to 25,094,200 shares of Common Stock, par value $0.83 1/3 per share (the 'Shares'), of Pennzoil Company, a Delaware corporation ('Pennzoil'), or such greater number of Shares as equals 50.1% of the Shares outstanding on a fully-diluted basis, in each case together with the associated Preferred Stock Purchase Rights, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 23, 1997 (the 'Offer to Purchase'), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the 'Offer'), which were filed as Exhibits (a)(1) and (a)(2) to the
Schedule 14D-1, respectively. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase.

Item 10.  Additional Information.

Item 10 is hereby amended to add the following:

         (e)(1) On June 25, 1997, UPR and Purchaser amended the Original Complaint, filed by UPR and Purchaser against Pennzoil (dated June 23, 1997, United States District Court for the Northern District of Texas, Fort Worth Division). In addition to the allegations contained in the Original Complaint, the amended complaint alleges, among other things, that Pennzoil violated
                  Section 14(d) of the Exchange Act, Rule 14d-9 promulgated thereunder and Section 14(e) of the Exchange Act through certain statements of a Pennzoil spokesperson contained in an Associated Press release on June 23, 1997. UPR and the Purchaser seek a judgment from the court which, among other things, (i) compels Pennzoil to comply with the requirements of the Exchange Act with respect to the Associated Press release, and (ii) to enjoin Pennzoil and its agents and representatives from making false or misleading statements in respect of the Offer.

         (e)(2) On June 25, 1997, Pennzoil commenced litigation against UPR and Purchaser in the United States District Court for the District of Delaware which alleges, among other things, that the Schedule 14D-1 of UPR and Purchaser contains certain misstatements and omissions. The complaint seeks a judgment
                  (1) to enjoin UPR and Purchaser (a) from making false and misleading statements and omissions in connection with the Offer and (b) to make corrective disclosures that cure all of the alleged false and misleading statements and omissions in the Schedule 14D-1 and (2) to enjoin UPR and Purchaser from acquiring shares of stock of Pennzoil until at least 30 days after dissemination of additional securities filings.

Item 11.  Material to be Filed as Exhibits.

         Item 11 is hereby amended to add the following:

         (a) (9) Press release dated June 25, 1997 relating to Pennzoil complaint

         (g) (4) First Amended Complaint, filed by UPR and Purchaser against Pennzoil (dated June 25, 1997, United States District Court for the Northern District of Texas, Fort Worth Division).

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             (5)  Complaint, filed by Pennzoil against UPR and Purchaser (dated
                  June 25, 1997, United States District Court for the District of Delaware).


                                   SIGNATURES

         After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                   UNION PACIFIC RESOURCES GROUP INC.

                                   By: /s/ JACK L. MESSMAN
                                      ------------------------------------------
                                   Name: Jack L. Messman
                                   Title:  Chairman and Chief Executive Officer

                                   RESOURCES NEWCO, INC.


                                   By: /s/ JACK L. MESSMAN
                                      ------------------------------------------
                                   Name: Jack L. Messman
                                   Title:  President

Dated: June 25, 1997


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                                  EXHIBIT INDEX


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Exhibit No.                            Description                             Page No.
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

(a) (9)    Press release dated June 25, 1997 relating to Pennzoil complaint

(g) (4) First Amended Complaint, filed by UPR and Purchaser against Pennzoil (dated June 25, 1997, United States District Court for the Northern District of Texas, Fort Worth Division)

     (5) Complaint, filed by Pennzoil against UPR and Purchaser (dated June 25, 1997, United States District Court for the District of Delaware)

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